SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 17, 2007

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the First Quarter of 2007

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

QUARTERLY REPORT   •   RAPPORT TRIMESTRIEL   •   QUARTALSBERICHT

Novartis delivers strong performance in first half of 2007

•      Group first-half net sales advance 14% (+11% in local currencies) to USD 19.9 billion on solid contributions from all divisions

•      Net income up 14% to USD 4.2 billion and EPS rises 14% to USD 1.78 per share

•      Operating income from continuing operations up 13% and net income from continuing operations advances 17%

•      New pharmaceutical brands – particularly Tekturna, Lucentis, Exjade and Exforge – performing dynamically; seven major regulatory approvals achieved to date in 2007

•      Proceeds from non-core divestments to fund targeted acquisitions and repurchase of up to approximately USD 4 billion of Novartis shares by February 2008

•      Outlook maintained for record 2007 operating and net income for continuing operations; Group net sales growth revised to mid-single-digits in local currencies

•      Pharmaceuticals net sales growth expected to slow in second half of 2007, mainly from US generic competition for Lotrel and Lamisil and the Zelnorm suspension

Key Group figures

First half

	H1 2007			H1 2006			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	19 941			17 483			14	11
Operating income	4 669		23.4	4 262		24.4	10
Net income	4 187		21.0	3 669		21.0	14
Basic earnings per share/ADS	USD	1.78		USD	1.56		14

Second quarter

	Q2 2007			Q2 2006			% Change

	USD m		% of net sales	USD m		% of net sales	USD	lc

Net sales	10 122			9 182			10	7
Operating income	2 216		21.9	2 060		22.4	8
Net income	2 016		19.9	1 713		18.7	18
Basic earnings per share/ADS	USD	0.86		USD	0.73		18

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

Basel, July 17, 2007 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis said: “All areas of our strategic healthcare portfolio performed well in the first half of 2007 despite some setbacks in the Pharmaceuticals Division. Continuing our focus on innovation, we have already achieved seven major regulatory approvals this year and more are expected in the second half. Many of these new products are meeting high expectations, while our leading brands Diovan and Gleevec/Glivec keep growing dynamically. Sandoz and Vaccines and Diagnostics again delivered strong growth. Our complementary healthcare businesses are positioning us well to fulfill a broad spectrum of patient needs and meet the challenges of an increasingly volatile sector.”

First half 2007

Net sales

	H1 2007	H1 2006	% Change

	USD m	USD m	USD	lc

Pharmaceuticals	11 988	10 751	12	9
Vaccines and Diagnostics	482	127
Sandoz	3 415	2 881	19	13
Consumer Health continuing operations	2 643	2 415	9	6
Net sales from continuing operations	18 528	16 174	15	11
Consumer Health discontinuing operations(1)	1 413	1 309	8	7
Total	19 941	17 483	14	11

(1) Discontinuing operations include Medical Nutrition and Gerber in 2007 and Medical Nutrition, Gerber and Nutrition & Santé in 2006. The divestiture of Medical Nutrition was completed on July 1, 2007.

Group net sales rise 14% (+11% lc) to USD 19.9 billion

Dynamic performances from Sandoz and Vaccines and Diagnostics as well as solid growth in Pharmaceuticals and Consumer Health supported the double-digit expansion. Higher sales volumes represented seven percentage points of growth and acquisitions three percentage points, while currency translation had a positive impact of three points and net price changes added one point.

Pharmaceuticals net sales advance 12% (+9% lc) to USD 12.0 billion

Ongoing strong growth in the top-selling brands Diovan (USD 2.4 billion, +19% lc) and Gleevec/Glivec (USD 1.4 billion, +14% lc) – both No. 1 in their segments – underpinned the performance. Recently launched brands such as Exforge, Exjade, Lucentis, Prexige and Tekturna/Rasilez continued growing rapidly. US net sales rose 5%, as growth in several brands helped offset the impact of the Zelnorm suspension in March and generic competition for Lotrel starting in May.

Vaccines and Diagnostics net sales of USD 482 million

Key drivers were growth in deliveries of components for use in combination pediatric vaccines as well as vaccines for tick-borne encephalitis. Diagnostics products, mainly used for blood testing, delivered further double-digit growth. The year-ago period included net sales for only two months following the April 2006 acquisition. Net sales on a comparable basis were up 45% over the 2006 period recorded by Chiron.

Sandoz net sales expand 19% (+13% lc) to USD 3.4 billion

Recent US product launches, in particular for difficult-to-make products, underpinned the dynamic performance as this region accounted for 28% of total net sales. Improving positions in markets such as Eastern Europe, Scandinavia, Canada and Latin America further supported double-digit growth.

Consumer Health continuing operations net sales up 9% (+6% lc) to USD 2.6 billion

OTC provided strong growth ahead of the market thanks to strategic brands and expansion in emerging markets, while Animal Health benefited from further expansion in key markets.

Operating income

	H1 2007		H1 2006		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	3 620	30.2	3 303	30.7	10
Vaccines and Diagnostics	7	1.5	-38
Sandoz	561	16.4	445	15.4	26
Consumer Health continuing operations	483	18.3	446	18.5	8
Corporate income & expense, net	-239		-218		10
Operating income from continuing operations	4 432	23.9	3 938	24.3	13
Consumer Health discontinuing operations(1)	237	16.8	324	24.8	-27
Total	4 669	23.4	4 262	24.4	10

(1) Discontinuing operations include Medical Nutrition and Gerber in 2007 and Medical Nutrition, Gerber and Nutrition & Santé in 2006. The 2006 results include a pre-tax divestment gain of USD 129 million from the sale of Nutrition & Santé. The divestiture of Medical Nutrition was completed on July 1, 2007.

Group operating income rises 10% to USD 4.7 billion

Operating income rose slower than net sales as the year-ago period included a one-time gain from the sale of Nutrition & Santé. Operating income from continuing operations was up 13% due to strong underlying contributions from all divisions, particularly Sandoz and Pharmaceuticals.

Pharmaceuticals operating income up 10% to USD 3.6 billion

The decline in operating margin to 30.2% reflected primarily the ongoing strong investments in new product launches as well as in trials for key late-stage development projects. R&D investments rose 26% and were 20.3% of net sales – an increase of 2.4 percentage points from the year-ago period mainly for major projects entering Phase III and IV trials (FTY720, QAB149, Tekturna/Rasilez, Galvus, RAD001, SOM230, AGO178 and ABF656). Marketing & Sales expenses rose to 31.4% of net sales, an increase of 0.7 percentage points from the year-ago period, to support new product launches including Tekturna/Rasilez, Exforge, Prexige, Exjade and Lucentis. Productivity gains partially offset the higher investments in development and new product launches. Other Expenses, net of Other Income were sharply reduced in the 2007 first half, primarily reflecting the reversal of a one-time USD 107 million pre-launch inventory provision for Tekturna/Rasilez following US approval in March 2007 and acquisition-related charges in 2006. Excluding exceptional items in both periods, operating income rose 7% and the operating margin was 29.9%.

Vaccines and Diagnostics provides operating income of USD 7 million

Underlying operating income of USD 160 million (before restructuring and acquisition-related amortization charges of USD 153 million) reflected the ongoing business expansion for non-influenza vaccines and steady growth in diagnostics. Reported operating income also included one-time contributions in the 2007 first half of USD 83 million from legal and other settlements.

Sandoz operating income advances 26% to USD 561 million

Volume growth from several new product launches, particularly in the US, underpinned the growth in operating income ahead of net sales. Productivity gains and better economies of scale in key markets more than offset ongoing investments in new product development and the negative impact of regulatory changes in some markets. Focus on high-margin sales as well as strong productivity gains in the anti-infectives business also positively impacted profitability. The operating income margin improved by one percentage point to 16.4%.

Consumer Health continuing operations operating income up 8% to USD 483 million

Operating income progressed well as significant investments were made in R&D and marketing initiatives for new product launches as well as ongoing geographic expansion in emerging markets and Japan.

Second quarter 2007

Net sales

	Q2 2007	Q2 2006	% Change

	USD m	USD m	USD	lc

Pharmaceuticals	6 065	5 699	6	4
Vaccines and Diagnostics	251	127
Sandoz	1 719	1 450	19	13
Consumer Health continuing operations	1 365	1 232	11	7
Net sales from continuing operations	9 400	8 508	10	7
Consumer Health discontinuing operations(1)	722	674	7	5
Total	10 122	9 182	10	7

(1) Discontinuing operations include Medical Nutrition and Gerber in 2007 and Medical Nutrition, Gerber and Nutrition & Santé in 2006. The divestiture of Medical Nutrition was completed on July 1, 2007.

Group net sales up 10% (+7% lc) to USD 10.1 billion

Outstanding performances from Sandoz, Vaccines and Diagnostics and Consumer Health helped offset lower sales in Pharmaceuticals in the US. Four percentage points of Group net sales growth came from higher sales volumes, while acquisitions added two points and net price changes one point. Currency translation had a positive impact of three points.

Pharmaceuticals net sales rise 6% (+4% lc) to USD 6.1 billion

Europe, Latin America and emerging markets supported the overall performance, which was impacted by a 6% decline in the US after the suspension of Zelnorm and generic competition for Lotrel. Strong growth came from the top brands Diovan (USD 1.2 billion, +17% lc), Gleevec/Glivec (USD 747 million, +12% lc) and Femara (USD 231 million, +28% lc) as well as from new products such as Exforge, Tekturna/Rasilez, Prexige, Exjade and Lucentis.

Vaccines and Diagnostics net sales advance to USD 251 million

The dynamic performance came mainly from higher deliveries of components for multivalent pediatric vaccines as well as for various non-influenza vaccines, including tick-borne encephalitis. Diagnostics benefited from geographic expansion outside the US. The 2006 period includes two months of net sales after the April 2006 acquisition. On a comparable basis, net sales were up 44% over the 2006 period recorded by Chiron.

Sandoz net sales grow 19% (+13% lc) to USD 1.7 billion

Ongoing growth in the US, where net sales rose 27%, drove the division’s double-digit expansion. New product launches in the US performed very well, including anti-infectives such as cefdinir (Omnicef®)(1) and an authorized generic version of Lotrel. Other markets – particularly Eastern Europe, India, Canada, Brazil, Australia and Turkey – showed strong growth based on new product launches and in some cases rising generic utilization rates.

(1)  Omnicef® is a registered trademark of Abbott Laboratories

Consumer Health continuing operations net sales up 11% (+7% lc) to
USD 1.4 billion

OTC generated solid growth from strategic brands, expansion in emerging markets, new product launches in Europe and the recent entry into Japan, the world’s No. 2 OTC market. Animal Health also grew at a double-digit rate, while CIBA Vision net sales were higher mainly on improved availability of lens care products.

Operating income

	Q2 2007		Q2 2006		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 767	29.1	1 677	29.4	5
Vaccines and Diagnostics	-20		-38
Sandoz	243	14.1	207	14.3	17
Consumer Health continuing operations	243	17.8	216	17.5	13
Corporate income & expense, net	-136		-98
Operating income from continuing operations	2 097	22.3	1 964	23.1	7
Consumer Health discontinuing operations(1)	119	16.5	96	14.2	24
Total	2 216	21.9	2 060	22.4	8

(1) Discontinuing operations include Medical Nutrition and Gerber in 2007 and Medical Nutrition, Gerber and Nutrition & Santé in 2006. The divestiture of Medical Nutrition was completed on July 1, 2007.

Group operating income up 8% to USD 2.2 billion

All divisions contributed to the improved operating income, particularly the double-digit expansion in Sandoz and Consumer Health that helped to compensate for lower growth in Pharmaceuticals.

Pharmaceuticals operating income rises 5% to USD 1.8 billion

Continued significant investments in Research & Development and Marketing & Sales led to a decline in the operating margin to 29.1% of net sales. R&D expenses rose to 20.0% of net sales, driven by major projects entering late-stage trials compared to the 2006 second quarter. Marketing & Sales expenses were up 11% and represented 32.3% of net sales, mainly due to investments in new products such as Tekturna/Rasilez, Exforge, Prexige, Exjade and Lucentis. Productivity gains helped to partially offset these investments. In addition, lower acquisition-related charges had a positive impact on Other Income & Expense. Excluding exceptional items in both periods, operating income fell 1%, while operating margin declined to 29.5% from 31.8% in the prior-year period

Vaccines and Diagnostics operating loss of USD 20 million

Operating income was USD 55 million before restructuring and acquisition-related amortization charges of USD 75 million, which led to the reported operating loss. The relatively low underlying operating income contribution during the second quarter reflects the seasonal nature of this business.

Sandoz operating income advances 17% to USD 243 million

The double-digit growth reflected volume expansion from the recent wave of new product launches, particularly in the US and other key markets. Productivity gains, including lower production costs, more than offset new product investments and expansion plans in emerging markets.

Consumer Health continuing operations operating income up 13% to USD 243 million

Strong volume growth in net sales underpinned the improvement and supported investments in sales forces and marketing for new product launches and geographic expansion into new markets, mainly in Animal Health and OTC.

Corporate

Income from associated companies

Income from associated companies was USD 95 million in the second quarter compared to USD 1 million in the year-ago period, reflecting one-time charges in 2006 for the Chiron acquisition. The investment in Roche provided a contribution of USD 87 million, up from USD 72 million in the 2006 second quarter. In the first half, associated companies provided income of USD 192 million compared to USD 105 million in the year-ago period.

Financial income, net

Net financial income rose to USD 33 million in the second quarter, up from USD 4 million in the year-ago period and mainly reflecting the realization of gains from the sale of marketable securities and excellent currency management. For the first half, net financial income was USD 67 million, a 24% increase from the year-ago period.

Group net income

Group net income in the second quarter rose 18%, faster than operating income based on the beneficial impact of income from associated companies and a lower anticipated tax rate of 14.0% in the quarter compared to 17.0% in the year-ago period. For the first six months of 2007, Group net income rose 14%, also faster than operating income thanks to higher contributions from associated companies and the lower anticipated tax rate of 15.0%. The reduced tax rates for these periods mainly reflect the impact of deferred tax accounting effects on completing legal restructurings following the Chiron acquisition.

Balance sheet

The Group’s equity rose to USD 43.7 billion at June 30, 2007, compared to USD 41.3 billion at December 31, 2006. First-half net income of USD 4.2 billion as well as actuarial gains from employee benefit plans of USD 1.2 billion and a contribution of USD 0.3 billion from share-based compensation and USD 0.3 billion in currency translation gains more than offset the dividend payment of USD 2.6 billion and share repurchases of USD 1.1 billion.

Total liquidity declined slightly to USD 7.5 billion from USD 8.0 billion at the end of 2006, while the debt/equity ratio improved to 0.17:1 compared to 0.18:1 at the end of 2006.

Novartis is one of the few non-financial services companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

Cash flow from operating activities from continuing operations in the 2007 first half was USD 3.9 billion, up USD 0.3 billion from the year-ago period. Net cash used in financing activities was USD 3.3 billion, of which USD 2.6 billion was for the 2006 dividend payment, USD 1.0 billion for the purchase of treasury shares offset by USD 0.3 billion in other net financing cash inflow. For continuing operations, free cash flow after dividends was USD 111 million in the first half, down from USD 604 million in the year-ago period due mainly to the increased dividend payment for 2006.

Targeted investments to strengthen healthcare portfolio

Novartis is strategically repositioning its activities to focus solely on healthcare, areas where the Group has expertise and synergies to better address the needs of patients, physicians and societies in a dynamically changing healthcare environment. These areas include innovative pharmaceuticals for human and animal health, vaccines and diagnostics, generics and consumer health products such as over-the-counter (OTC) brands.

Targeted acquisitions will be considered that strengthen this healthcare portfolio. Novartis and Intercell AG signed in July one of the industry’s most innovative comprehensive alliances that broadens the Novartis vaccines portfolio. Novartis has gained access to over 10 Intercell projects in preclinical and early-stage development, including vaccines for prevention of hospital-acquired infections and other life-threatening diseases, in return for an upfront payment and equity investment totaling USD 364 million (EUR 270 million). Novartis will assume responsibility for Phase III development, manufacturing and commercialization for any Intercell projects chosen after Phase II trials.

Divestments of non-core businesses are on track to be finished in 2007. The sale of Medical Nutrition to Nestlé for USD 2.5 billion was completed on July 1, while the Gerber baby foods business sale to Nestlé for USD 5.5 billion is set to be completed in the second half.

Repurchase of up to approximately USD 4 billion in Novartis shares

Utilizing the Group’s strong free cash flow and proceeds from divestitures, Novartis intends to complete the previously approved share repurchase programs and to buy back the remaining open amount of up to approximately USD 4 billion in shares by the next Annual General Meeting in February 2008. Shares worth USD 0.8 billion were already repurchased during the 2007 first half via a second trading line on the SWX Swiss Exchange.

Group outlook

(For continuing operations, barring any unforeseen events)

With one of the industry’s most productive late-stage pipelines, Novartis has made significant progress during 2007 in launching new medicines after gaining important regulatory approvals. This intensive launch plan and strong growth prospects for the Group’s strategic healthcare portfolio are expected to underpin mid-term growth through 2010 and beyond and position Novartis for further years of record results.

During the rest of 2007, the Pharmaceuticals Division’s net sales will be negatively impacted by the suspension of Zelnorm and US generic competition for Lotrel and Lamisil. Annual net sales for these products in 2006 amounted to USD 2.5 billion. As a result, Novartis has revised its full year outlook to mid-single-digit growth in net sales for Group continuing operations and to low-single-digit growth in the Pharmaceuticals Division, both in local currencies.

The Pharmaceuticals Division will continue during 2007 to reallocate resources to support new product launches and accelerate productivity initiatives. Based on these initiatives, and also plans for continued strong performances from other divisions, Novartis reaffirms expectations for record operating and net income from continuing operations in 2007.

Pharmaceuticals product performance update

Note: All growth figures refer to year-to-date worldwide sales growth in local currencies

Novartis has received seven major new regulatory approvals for pharmaceuticals in the US and Europe since the start of 2007, making significant progress in delivering a wave of new medicines – many with “first-in-class” status addressing significant medical needs.

These include the approval and launch of the high blood pressure medicine Tekturna/Rasilez in the US, with a launch in Europe anticipated soon. Exforge was launched in the US – three months ahead of schedule – and also in Europe. Others approved and launched in the first half were Aclasta/Reclast in the US for Paget’s disease, the blindness therapy Lucentis in Europe and Sebivo in Europe and China for hepatitis B. Exelon Patch won US approval in July as the first skin patch therapy for Alzheimer’s disease and Parkinson’s disease dementia.

A review of the leading marketed pharmaceutical products follows:

Diovan (USD 2.4 billion, +19% lc) has become the world’s No. 1 branded high blood pressure medicine thanks to its status as one of the fastest-growing medicines in its market segment. Diovan has the potential to become one of the industry’s top five pharmaceuticals based on annual worldwide sales. A primary growth driver has been increasing awareness about the consequences of uncontrolled high blood pressure, including studies showing 70% of patients do not reach their treatment goals. All regions delivered strong performances, supported in particular by recently published results of the JIKEI heart study underscoring efficacy in reducing the risk of cardiovascular events, especially strokes. Co-Diovan, a single-tablet combination with a diuretic, grew dynamically in both the US and Europe.

Gleevec/Glivec (USD 1.4 billion, +14% lc), a targeted therapy used in patients with certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST) as well as other rare cancers, maintained strong growth thanks to improved survival rates for patients, expansion of the GIST market and use in newly-approved rare diseases. New competition had little impact on underlying demand. Data presented at the American Society of Clinical Oncology (ASCO) meeting showed one year of treatment with Gleevec/Glivec led to an 82% reduction in the risk of cancer returning in patients who underwent surgery for GIST tumors. These findings may lead to changes in clinical practice recommendations, and regulatory submissions are planned for 2008. Development of Gleevec/Glivec for use in an aggressive brain tumor known as glioblastoma multiforme was halted in the second quarter after study results showed no improvement in progression-free survival.

Zometa (USD 636 million, –1% lc), an intravenous bisphosphonate for patients with bone cancer, has been affected by overall slowing growth for this segment following price reductions in Europe and changes in prescribing that has reduced frequency of use in cancer patients. However, use in patients with lung and prostate cancers continues to rise. Zometa is now the leading infusional bisphosphonate in Japan after its launch just 15 months ago.

Lotrel (USD 594 million, –8% lc, only in US) was negatively impacted by the “at risk” launch of a generic copy by Teva Pharmaceuticals in May 2007 despite a valid US patent until 2017. Sandoz subsequently launched a generic version of this medicine, which is a fixed-dose combination therapy for high blood pressure. Novartis will continue to defend its intellectual property rights. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if Novartis prevails.

Sandostatin (USD 491 million, +8% lc), for patients with acromegaly as well as treatment of patients with certain tumors, reported 14% worldwide growth for the long-acting-release Sandostatin LAR version that accounts for approximately 85% of net sales.

Femara (USD 439 million, +30% lc), a leading oral treatment for women with hormone-sensitive breast cancer, experienced further dynamic growth worldwide. Compelling clinical data shows that Femara is the first aromatase inhibitor when used as an initial therapy to demonstrate a significant reduction in the risk of breast cancer spreading to other parts of the body. Market share gains continue in early adjuvant treatment in women immediately following cancer surgery.

Lamisil (USD 432 million, –11% lc), an oral treatment for fungal nail infections, had lower net sales ahead of the entry of generic competition in the US, which began on July 2. Ongoing generic competition further eroded net sales in Europe.

Trileptal (USD 396 million, +11% lc), a treatment for epilepsy seizures, generated strong growth in key markets. Generic competition may emerge in the US during this year.

Exelon (USD 297 million, +17%), a treatment for mild to moderate forms of Alzheimer’s disease dementia and dementia associated with Parkinson’s disease, maintained its strong expansion in both the US and other key markets. Exelon Patch received US regulatory approval in early July. The constant 24-hour delivery of Exelon’s active ingredient through a skin patch showed equivalent efficacy at the target dose to the highest doses of capsules but with three times fewer reports of nausea or vomiting. The patch was preferred by over 70% of family members as it helps in the management of day-to-day patient care.

Exjade (USD 157 million) has delivered dynamic growth – particularly in Europe and the Middle East – since the first launch in 2006 based on its status as the first once-daily oral iron chelator for blood disorders involving chronic iron overload. Over 80 countries have approved Exjade, which is used to treat iron overload associated with various blood disorders. It was submitted in Japan for approval a year ahead of schedule.

Lucentis (USD 101 million), for the eye disease “wet” age-related macular degeneration (AMD), has generated rapid growth following European Union approval in January 2007. Lucentis is now available in 45 countries (including Switzerland, Australia and Canada) as the first and only treatment proven to maintain and improve vision in patients with wet AMD – the leading cause of blindness in people over age 50. Genentech holds the US rights.

Zelnorm/Zelmac (USD 91 million, –66% lc), for irritable bowel syndrome and chronic constipation, has been negatively affected by the suspension of sales in the US and over 20 other countries following an FDA request in March 2007 to review cardiovascular safety data. Novartis believes Zelnorm/Zelmac provides important benefits for appropriate patients and will continue working with health authorities to secure access for these patients.

Xolair (USD 64 million), for moderate to severe allergic asthma, has grown quickly in key markets worldwide where launched, particularly France and Germany. It is now approved in 55 countries and is already available in 34 countries. In the US, Novartis co-promotes Xolair with Genentech and shares a portion of operating income. Xolair had first-half net sales of USD 231 million in the US, resulting in a contribution to Novartis of USD 79 million reported as Other Revenues.

Prexige (USD 52 million), an oral COX-2 inhibitor for patients with certain forms of osteoarthritic pain, gained market share where launched. EU approval was granted in November 2006, and launches are underway in Latin America, where it has performed strongly. A US regulatory decision is expected in September 2007.

Aclasta/Reclast was launched in April in the US after regulatory approval as the first new treatment in nearly a decade for patients with Paget’s disease of the bone. Aclasta/Reclast is already approved in more than 50 other countries, including key European markets, for this indication. Decisions on US and European approvals are pending for the use of this medicine as a once-yearly infusion of only 15 minutes for women with postmenopausal osteoporosis.

Exforge, a single tablet combining the angiotensin receptor blocker valsartan (Diovan) and the calcium channel blocker amlodipine, was launched in the US following the earlier-than-expected final US approval in June instead of September 2007. European launches are underway in ten countries, including Germany, the UK, Greece and Switzerland following approval in January 2007, with more launches set for 2007 and 2008.

Tekturna/Rasilez, the first new type of high blood pressure medicine in more than a decade, has outpaced the launches of recent hypertension medicines, including Benicar®(2), in the US following approval and launch in March. Known as Tekturna in the US and as Rasilez in other markets, key drivers have been data showing its efficacy and safety and recognition of the need for new high blood pressure medicines. Rasilez gained Swiss approval in June. European approval is expected during the third quarter after European regulators issued a positive opinion in June. A single-tablet combination with a diuretic was submitted for US approval during the second quarter. This medicine was developed with Speedel.

Research & Development update

Pharmaceuticals

With 138 projects in pharmaceutical development, Novartis has one of the industry’s most promising pipelines. Several of the anticipated approvals are for potentially best-in-class medicines that would advance or create new treatment standards. Many compounds are progressing in late-stage trials. These include FTY720 (multiple sclerosis), QAB149 (respiratory diseases), AGO178 (depression), RAD001 (cancer), ABF656 (hepatitis C) and SOM 230 (Cushing’s disease). Among the recent pharmaceuticals pipeline developments are:

Tasigna (nilotinib) is awaiting regulatory decisions in the US, Europe and Switzerland as a new targeted cancer therapy for patients with a form of the life-threatening blood cancer chronic myeloid leukemia (CML) who are resistant or intolerant to treatment with Gleevec/Glivec (imatinib). A submission was completed in Japan during the 2007 second quarter. Also planned for 2007 are the start of Phase III studies in newly diagnosed CML patients and patients responding sub-optimally to other therapies. A registration study is already underway in patients with gastrointestinal stromal tumors (GIST). Both Tasigna and Gleevec/Glivec inhibit Bcr-Abl, the definitive cause of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Tasigna was designed to be a more selective inhibitor of Bcr-Abl and its mutations. In the US, the FDA requested on July 16 a three-month extension in the regulatory review period.

(2) Benicar® is a registered trademark of Daiichi Sankyo

Galvus (vildagliptin), a new oral once-daily treatment for type 2 diabetes submitted for approval in the US and Europe, has been shown in new clinical data to deliver consistent and robust blood sugar reductions in patients with this progressive disease. The findings, presented at the American Diabetes Association meeting, were consistent with earlier results demonstrating the efficacy and tolerability of Galvus as a monotherapy and in combination with other diabetes medicines. A European Union regulatory decision is anticipated in 2007. In the US, Novartis is in discussions with the FDA on steps needed for approval after having received an “approvable letter” in February 2007, including a request for additional data from clinical trials.

RAD001 (everolimus), a novel oral inhibitor of the mTOR pathway considered a key target in oncology, demonstrated its broad clinical activity in multiple tumor types in data from 17 abstracts presented at the American Society of Clinical Oncology (ASCO) meeting. Positive interim Phase II data in a proof-of-concept trial involved patients with refractory/relapsed lymphoma was presented. Registration trials are underway in chemotherapy-refractory pancreatic islet cell tumors (pICT), metastatic renal cell carcinoma and plans for expansion in 2007 include registration trials for refractory carcinoid tumors as well as first- and second-line pICT. RAD001 acts by directly inhibiting tumor cell growth and inhibiting the formation of new blood vessels (angiogenesis). First submissions could be as early as 2008.

ACZ885, a fully human monoclonal antibody, has entered a Phase III trial in Muckle Wells Syndrome, an inherited inflammatory disease caused by a rare genetic mutation. ACZ885 has led to immediate and long lasting clinical remission in these patients through potent and selective blockage of interleukin-1B. ACZ885 has a potentially important role in treating a range of systemic inflammatory diseases, and Phase II trials are underway in systemic juvenile arthritis and other conditions. Submissions for regulatory approval in Muckle Wells Syndrome is planned for 2009.

NM283 (valopicitabine), in Phase IIb trials for treatment of hepatitis C, was put on clinical hold on July 13 by FDA after discussions on the overall risk/benefit profile. The affiliated company Idenix Pharmaceuticals and Novartis are evaluating options for this compound.

Novartis acquired the rights to two development compounds during the second quarter. NIC002 (formerly CYT002-NicQb) (“NicQb”) from Cytos Biotechnology AG combines elements of medicinal and vaccine technology and has been shown in Phase II clinical trials to help smokers overcome addiction to nicotine. ASA404 (formerly AS1404) from Antisoma plc is a small molecule vascular disrupting agent targeting solid cancer tumors and is expected to soon begin Phase III trials in patients with non-small cell lung cancer.

Vaccines and Diagnostics

Two important new vaccines against influenza infections received European Union approval during the 2007 second quarter: Focetria for use as quickly as possible after the declaration of an influenza pandemic, and Optaflu as the first influenza vaccine to utilize a proprietary cell culture line to generate viral antigens rather than relying on traditional chicken eggs. Focetria will be manufactured to contain strains declared at the time of a pandemic by the World Health Organization (WHO). It will also include the proprietary Novartis adjuvant MF59, which could extend supplies by allowing for smaller amounts of viral antigens to be used in each dose compared to vaccines without this additive designed to increase efficacy. Optaflu, considered the first major innovation in influenza vaccine manufacturing in over 50 years, has been approved for use in vaccination against seasonal influenza. This cell culture technology can be used for faster and more flexible manufacturing start-up in a pandemic. It will be available in Germany and

Austria for the 2007/2008 influenza season and in other EU countries for the 2008/2009 season. Submission for US approval is planned for 2008.

Sandoz

European Union regulators issued a positive opinion in June supporting approval of a biosimilar version of epoetin alfa, as Sandoz achieved another important milestone in efforts to bring follow-on biological medicines to patients. More than 250,000 patients in Europe are treated annually with epoetin alfa, which is marketed under various brand names, and similar medicines to regulate the formation of red blood cells. The European Commission will soon decide on approval. In a precedent-setting decision in April 2006, Sandoz was the first company to obtain European Commission approval for a follow-on biologic, the human growth hormone Omnitrope. US approval was granted in May 2006.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “outlook”, “expected”, “will”, “on track”, “set”, “intends”, “prospects”, “expectations”, “anticipated”, “potential”, “may”, “planned”, “potentially”, “believes”, “pending”, “promising”, “pipeline”, “approvable”, “plans”, “could”, “can”, or similar expressions, or by express or implied discussions regarding potential future revenues from any particular products, or potential future sales or earnings of the Novartis Group or any of its divisions; potential new products, or potential new indications for existing products, or regarding potential future revenues from any such products; or by discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any particular products will reach any particular sales levels. Neither can there be any guarantees that the Novartis Group, or any of its divisions, will achieve any particular financial results. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that they will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further important dates

September 12, 2007	Novartis Brand and Business Review (East Hanover, NJ)
October 18, 2007	Nine-month and third quarter 2007 results
January 17, 2008	Full-year and fourth quarter 2007 results

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

First half

	H1 2007	H1 2006	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	18 528	16 174	2 354	15
Other revenues	430	253	177	70
Cost of Goods Sold	-4 985	-4 205	-780	19
Of which amortization and impairments of product and patent rights and trademarks	-482	-313	-169	54
Gross profit	13 973	12 222	1 751	14
Marketing & Sales	-5 399	-4 710	-689	15
Research & Development	-3 031	-2 377	-654	28
General & Administration	-1 000	-843	-157	19
Other Income & Expense	-111	-354	243	-69
Operating income from continuing operations	4 432	3 938	494	13
Income from associated companies	192	105	87	83
Financial income	177	187	-10	-5
Interest expense	-110	-133	23	-17
Income before taxes from continuing operations	4 691	4 097	594	14
Taxes	-656	-660	4	-1
Net income from continuing operations	4 035	3 437	598	17
Net income from Consumer Health discontinuing operations	152	232	-80	-34
Total net income	4 187	3 669	518	14
Attributable to:
Equity holders of Novartis AG	4 177	3 654	523	14
Minority interests	10	15	-5	-33
Average number of shares outstanding – Basic (million)	2 342.4	2 342.6	-0.2
Basic earnings per share (USD)(1)
– Total	1.78	1.56	0.22	14
– Continuing operations	1.72	1.46	0.26	18
– Discontinuing operations	0.06	0.10	-0.04	-40
Average number of shares outstanding – Diluted (million)	2 355.6	2 358.3	-2.7
Diluted earnings per share (USD)(1)
– Total	1.77	1.55	0.22	14
– Continuing operations	1.71	1.45	0.26	18
– Discontinuing operations	0.06	0.10	-0.04	-40

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

First half

	H1 2007	H1 2006	Change
	USD m	USD m	USD m

Net income	4 187	3 669	518
Fair value adjustments on financial instruments	-16	-76	60
Actuarial gains from defined benefit plans	1 170	296	874
Additionally recognized amounts by associated companies	92	-9	101
Revaluation of initial minority interests in Chiron	55	663	-608
Translation effects	301	1 040	-739
Recognized income and expense	5 789	5 583	206

Consolidated income statements (unaudited)

Second quarter

	Q2 2007	Q2 2006	Change
	USD m	USD m	USD m	%

Net sales from continuing operations	9 400	8 508	892	10
Other revenues	184	163	21	13
Cost of Goods Sold	-2 497	-2 225	-272	12
Of which amortization and impairments of product and patent rights and trademarks	-240	-192	-48	25
Gross profit	7 087	6 446	641	10
Marketing & Sales	-2 812	-2 510	-302	12
Research & Development	-1 529	-1 253	-276	22
General & Administration	-517	-455	-62	14
Other Income & Expense	-132	-264	132	-50
Operating income from continuing operations	2 097	1 964	133	7
Income from associated companies	95	1	94
Financial income	90	79	11	14
Interest expense	-57	-75	18	-24
Income before taxes from continuing operations	2 225	1 969	256	13
Taxes	-282	-317	35	-11
Net income from continuing operations	1 943	1 652	291	18
Net income from Consumer Health discontinuing operations	73	61	12	20
Total net income	2 016	1 713	303	18
Attributable to:
Equity holders of Novartis AG	2 008	1 707	301	18
Minority interests	8	6	2	33
Average number of shares outstanding – Basic (million)	2 338.8	2 346.1	-7.3
Basic earnings per share (USD) (1)
– Total	0.86	0.73	0.13	18
– Continuing operations	0.83	0.70	0.13	19
– Discontinuing operations	0.03	0.03	0
Average number of shares outstanding – Diluted (million)	2 351.6	2 361.6	-10.0
Diluted earnings per share (USD)(1)
– Total	0.85	0.72	0.13	18
– Continuing operations	0.82	0.70	0.12	17
– Discontinuing operations	0.03	0.02	0.01	50

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

Second quarter

	Q2 2007	Q2 2006	Change
	USD m	USD m	USD m

Net income	2 016	1 713	303
Fair value adjustments on financial instruments	-29	-98	69
Actuarial gains from defined benefit plans	1 087	21	1 066
Additionally recognized amounts by associated companies	5	58	-53
Revaluation of initial minority interests in Chiron		663	-663
Translation effects	188	867	-679
Recognized income and expense	3 267	3 224	43

Condensed consolidated balance sheets

First half

	June 30, 2007 (unaudited)	Dec 31, 2006	Change	June 30, 2006 (unaudited)
	USD m	USD m	USD m	USD m

Assets
Non-current assets
Property, plant & equipment	11 352	10 945	407	10 077
Intangible assets	21 057	21 230	-173	21 594
Financial and other non-current assets	14 235	14 429	-194	14 463
Total non-current assets	46 644	46 604	40	46 134
Current assets
Inventories	5 022	4 498	524	4 690
Trade accounts receivable	6 233	6 161	72	5 885
Other current assets	1 834	2 054	-220	1 910
Cash, short-term deposits and marketable securities	7 548	7 955	-407	7 310
Total current assets from continuing operations	20 637	20 668	-31	19 795
Assets related to discontinuing operations	3 340	736	2 604
Total current assets	23 977	21 404	2 573	19 795
Total assets	70 621	68 008	2 613	65 929
Equity and liabilities
Total equity	43 664	41 294	2 370	37 164
Non-current liabilities
Financial debts	632	656	-24	1 617
Other non-current liabilities	8 662	9 824	-1 162	10 391
Total non-current liabilities	9 294	10 480	-1 186	12 008
Current liabilities
Trade accounts payable	2 509	2 487	22	2 196
Financial debts and derivatives	6 819	6 643	176	7 809
Other current liabilities	6 652	6 897	-245	6 752
Total current liabilities from continuing operations	15 980	16 027	-47	16 757
Liabilities related to discontinuing operations	1 683	207	1 476
Total current liabilities	17 663	16 234	1 429	16 757
Total liabilities	26 957	26 714	243	28 765
Total equity and liabilities	70 621	68 008	2 613	65 929

Condensed consolidated changes in equity (unaudited)

First half

	H1 2007	H1 2006	Change
	USD m	USD m	USD m

Consolidated equity at January 1	41 294	33 164	8 130
Recognized income and expense	5 789	5 583	206
Purchase/sale of treasury shares, net	-1 095	221	-1 316
Share-based compensation	293	244	49
Dividends	-2 598	-2 049	-549
Changes in minority interests	-19	1	-20
Consolidated equity at June 30	43 664	37 164	6 500

Second quarter

	Q2 2007	Q2 2006	Change
	USD m	USD m	USD m

Consolidated equity at April 1	40 502	33 754	6 748
Recognized income and expense	3 267	3 224	43
Purchase/sale of treasury shares, net	-248	49	-297
Share-based compensation	146	130	16
Changes in minority interests	-3	7	-10
Consolidated equity at June 30	43 664	37 164	6 500

Condensed consolidated cash flow statements (unaudited)

First half

	H1 2007	H1 2006	Change
	USD m	USD m	USD m

Net income from continuing operations	4 035	3 437	598
Reversal of non-cash items
Taxes	656	660	-4
Depreciation, amortization and impairments	1 120	836	284
Net financial income	-67	-54	-13
Other	70	57	13
Net income adjusted for non-cash items	5 814	4 936	878
Interest and other financial receipts	300	301	-1
Interest and other financial payments	-81	-83	2
Taxes paid	-973	-1 048	75
Cash flow before working capital and provision changes	5 060	4 106	954
Restructuring payments and other cash payments out of provisions	-143	-123	-20
Change in net current assets and other operating cash flow items	-997	-387	-610
Cash flow from operating activities of continuing operations	3 920	3 596	324
Investments in property, plant & equipment	-1 145	-641	-504
Acquisitions of subsidiaries	-52	-4 290	4 238
Increase in marketable securities, intangible and financial assets	-778	-418	-360
Cash flow from investing activities of continuing operations	-1 975	-5 349	3 374
Cash flow from financing activities of continuing operations	-3 289	-2 553	-736
Cash flow from discontinuing operations	168	378	-210
Translation effect on cash and cash equivalents	24	57	-33
Change in cash and cash equivalents from discontinuing operations	-51		-51
Change in cash and cash equivalents from continuing operations	-1 203	-3 871	2 668
Cash and cash equivalents from continuing operations at January 1	3 815	6 321	-2 506
Cash and cash equivalents from continuing operations at June 30	2 612	2 450	162

Condensed consolidated cash flow statements (unaudited)

Second quarter

	Q2 2007	Q2 2006	Change
	USD m	USD m	USD m

Net income from continuing operations	1 943	1 652	291
Reversal of non-cash items
Taxes	282	317	-35
Depreciation, amortization and impairments	580	423	157
Net financial income	-33	-4	-29
Other	21	101	-80
Net income adjusted for non-cash items	2 793	2 489	304
Interest and other financial receipts	58	81	-23
Interest and other financial payments	-44	-40	-4
Taxes paid	-690	-786	96
Cash flow before working capital and provision changes	2 117	1 744	373
Restructuring payments and other cash payments out of provisions	-64	-67	3
Change in net current assets and other operating cash flow items	-184	-93	-91
Cash flow from operating activities of continuing operations	1 869	1 584	285
Investments in property, plant & equipment	-623	-346	-277
Acquisitions of subsidiaries	-4	-4 313	4 309
Increase in marketable securities, intangible and financial assets	-181	-300	119
Cash flow from investing activities of continuing operations	-808	-4 959	4 151
Cash flow from financing activities of continuing operations	-810	-798	-12
Cash flow from discontinuing operations	79	89	-10
Translation effect on cash and cash equivalents	41	60	-19
Change in cash and cash equivalents from discontinuing operations	-49		-49
Change in cash and cash equivalents from continuing operations	322	-4 024	4 346
Cash and cash equivalents from continuing operations at April 1	2 290	6 474	-4 184
Cash and cash equivalents from continuing operations at June 30	2 612	2 450	162

Consolidated income statements – Divisional segmentation (unaudited)

First half

	Phaarmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group

	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	11 988	10 751	482	127	3 415	2 881	2 643	2 415			18 528	16 174	1 413	1 309	19 941	17 483
Sales to other Divisions	86	79	6		122	75	20	23	-234	-177
Sales of Divisions	12 074	10 830	488	127	3 537	2 956	2 663	2 438	-234	-177	18 528	16 174	1 413	1 309	19 941	17 483
Other revenues	189	164	213	61	11	11	17	17			430	253	6	4	436	257
Cost of Goods Sold	-2 024	-1 835	-401	-118	-1 905	-1 612	-885	-838	230	198	-4 985	-4 205	-750	-692	-5 735	-4 897
Of which amortization and impairments of product and patent rights and trademarks	-179	-91	-139	-25	-126	-157	-38	-40			-482	-313	-6	-6	-488	-319
Gross profit	10 239	9 159	300	70	1 643	1 355	1 795	1 617	-4	21	13 973	12 222	669	621	14 642	12 843
Marketing & Sales	-3 768	-3 297	-91	-27	-571	-493	-969	-893			-5 399	-4 710	-350	-344	-5 749	-5 054
Research & Development	-2 430	-1 925	-125	-37	-251	-222	-138	-115	-87	-78	-3 031	-2 377	-22	-19	-3 053	-2 396
General & Administration	-368	-321	-78	-19	-164	-136	-184	-169	-206	-198	-1 000	-843	-62	-63	-1 062	-906
Other Income & Expense	-53	-313	1	-25	-96	-59	-21	6	58	37	-111	-354	2	129	-109	-225
Of which amortization and impairments of capitalized intangibles included in function costs	-40	-15	-4		-18	-20	-3	-2	-3	-4	-68	-41	-19	-16	-87	-57
Operating income	3 620	3 303	7	-38	561	445	483	446	-239	-218	4 432	3 938	237	324	4 669	4 262
Income from associated companies											192	105			192	105
Financial income											177	187			177	187
Interest expense											-110	-133			-110	-133
Income before taxes											4 691	4 097	237	324	4 928	4 421
Taxes											-656	-660	-85	-92	-741	-752
Net income											4 035	3 437	152	232	4 187	3 669

Additions to:
- Property, plant and equipment(1)	690	399	92	27	251	113	90	69	32	39	1 155	647	23	16	1 178	663
- Goodwill and other intangibles(1)	221	271			15	11	2	103	4		242	385	71	33	313	418

(1) Excluding impact of business acquisitions

Consolidated income statements – Divisional segmentation (unaudited)

Second quarter

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group

	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	6 065	5 699	251	127	1 719	1 450	1 365	1 232			9 400	8 508	722	674	10 122	9 182
Sales to other Divisions	43	41	2		56	37	10	18	-111	-96
Sales of Divisions	6 108	5 740	253	127	1 775	1 487	1 375	1 250	-111	-96	9 400	8 508	722	674	10 122	9 182
Other revenues	89	87	78	61	9	7	8	8			184	163	4	1	188	164
Cost of Goods Sold	-1 013	-939	-189	-118	-954	-830	-457	-437	116	99	-2 497	-2 225	-386	-360	-2 883	-2 585
Of which amortization and impairments of product and patent rights and trademarks	-90	-51	-68	-25	-62	-97	-20	-19			-240	-192	-3	-3	-243	-195
Gross profit	5 184	4 888	142	70	830	664	926	821	5	3	7 087	6 446	340	315	7 427	6 761
Marketing & Sales	-1 959	-1 764	-49	-27	-298	-256	-506	-463			-2 812	-2 510	-177	-172	-2 989	-2 682
Research & Development	-1 215	-999	-71	-37	-127	-117	-72	-59	-44	-41	-1 529	-1 253	-12	-9	-1 541	-1 262
General & Administration	-196	-176	-37	-19	-87	-68	-93	-88	-104	-104	-517	-455	-31	-32	-548	-487
Other Income & Expense	-47	-272	-5	-25	-75	-16	-12	5	7	44	-132	-264	-1	-6	-133	-270
Of which amortization and impairments of capitalized intangibles included in function costs	-19	-8	-4		-11	-12	-1	-2	-2	-2	-37	-24	-10	-8	-47	-32
Operating income	1 767	1 677	-20	-38	243	207	243	216	-136	-98	2 097	1 964	119	96	2 216	2 060
Income from associated companies											95	1			95	1
Financial income											90	79			90	79
Interest expense											-57	-75			-57	-75
Income before taxes											2 225	1 969	119	96	2 344	2 065
Taxes											-282	-317	-46	-35	-328	-352
Net income											1 943	1 652	73	61	2 016	1 713

Additions to:
- Property, plant and equipment(1)	361	251	48	27	161	26	43	32	8	11	621	347	17	7	638	354
- Goodwill and other intangibles(1)	145	197			4	8	1	103	4		154	308	48	14	202	322

(1) Excluding impact of business acquisitions

Notes to the Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2007 (unaudited)

1. Basis of preparation

The condensed consolidated financial statements for the six-month period ended June 30, 2007, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with accounting policies set out in the 2006 Annual Report, which was published on January 18, 2007.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2007 and 2006:

2007

Consumer Health – Gerber business unit divestment

On April 12, Novartis announced an agreement to divest the Gerber business unit for approximately USD 5.5 billion to Nestlé S.A. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007. Gerber had 2006 net sales of USD 1.6 billion and operating income of USD 307 million.

Consumer Health – Medical Nutrition business unit divestment (Q3 2007 event)

On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for USD 2.5 billion to Nestlé S.A. An after-tax divestment gain of approximately USD 1.5 billion will be recorded in the third quarter.

The Gerber and Medical Nutrition business units (which included the Nutrition & Santé business divested in February 2006) are disclosed as discontinuing operations in all periods in the Group’s consolidated financial statements

2006

Corporate – Chiron acquisition

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amount paid for the shares, related options of associates and transaction costs totaled approximately USD 5.7 billion. The transaction was completed on April 20. Novartis has created a new division called Vaccines and Diagnostics with two activities: human vaccines named Novartis Vaccines and a diagnostics activity that retained Chiron as its name. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. From its date of acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The Group’s initial 44% interest in Chiron also was revalued directly into equity by USD 0.6 billion.

Pharmaceuticals

As part of the Chiron transaction, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR). Since the acquisition, the income statement and cash flows from Chiron’s pharmaceuticals activities have been consolidated into the Division’s results.

On March 26, 2007, an agreement was reached with Bayer-Schering AG on the rights of each party in connection with the regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. Due to this agreement, a reassessment has been made as of April 20, 2006, for the values for the related assets. This resulted in an increase of USD 235 million in identified net assets. Goodwill and the revaluation of the initial 44% interest in Chiron were adjusted accordingly and recorded in the 2007 first quarter. Final goodwill on this transaction at June 30, 2007, amounted to USD 1.9 billion.

On July 14, 2006, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of USD 606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc has had no post-acquisition sales, although expenses and cash flows were consolidated from the acquisition date. Goodwill at June 30, 2007, amounted to USD 137 million.

Vaccines and Diagnostics

Since the Chiron acquisition, the income statement and cash flows from the vaccines and diagnostics activities comprise the Division’s results. Goodwill on this transaction at June 30, 2007, amounted to USD 1.1 billion.

3. Principal currency translation rates

First half

			Period-end rates	Period-end rates
	Average rates	Average rates	June 30,	June 30,
	H1 2007	H1 2006	2007	2006

	USD	USD	USD	USD

1 CHF	0.815	0.787	0.813	0.811
1 EUR	1.329	1.229	1.346	1.270
1 GBP	1.971	1.789	2.005	1.833
100 JPY	0.833	0.865	0.811	0.872

Second quarter

			Period-end rates	Period-end rates
	Average rates	Average rates	June 30,	June 30,
	Q2 2007	Q2 2006	2007	2006

	USD	USD	USD	USD

1 CHF	0.818	0.803	0.813	0.811
1 EUR	1.348	1.256	1.346	1.270
1 GBP	1.987	1.825	2.005	1.833
100 JPY	0.828	0.874	0.811	0.872

4. Legal proceedings update

A number of our affiliates are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While we do not believe that any of them will have a material adverse effect on our financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period. Please consult the 2006 Annual Report (note 19 to the Group’s consolidated financial statements) for a summary of major legal proceedings. The following non-exhaustive list reflects recent developments in legal proceedings:

Product liability litigation

Zometa/Aredia

A Novartis affiliate is a defendant in now approximately 297 cases, brought in US courts by approximately 333 plaintiffs who claim to have experienced osteonecrosis of the jaw after having been treated with Zometa/Aredia. Three of these cases purport to be class actions. Discovery is continuing in these cases.

Zelnorm/Zelmac

Novartis affiliates are defendants in three lawsuits filed in US state courts. Plaintiffs claim to have experienced permanent injuries, including severe chest pain, angina and heart attack. These cases are at an early stage.

Patent litigation

Lotrel

Novartis is involved in US patent litigation involving Lotrel, a single-capsule combination of the high blood pressure medicines benazepril hydrochloride and amlodipine besylate sold only in the United States. Patent protection for both of these active ingredients has ended in the US, most recently for amlodipine besylate in March 2007. However, Lotrel is still protected by a combination patent in the US valid until 2017, and Novartis filed infringement lawsuits against generic manufacturers that challenged this patent. In March 2007, Novartis filed a motion for preliminary injunction to stop an “at-risk” launch by Teva Pharmaceuticals, which was denied. Teva then elected in May 2007 to launch its generic version in the US. A trial date has not been set for the ongoing patent infringement lawsuit. Novartis will continue to pursue its claims against Teva for damages and injunctive relief.

Famvir

Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient is covered by a compound patent that expires in 2010 in the US and in 2008 in Europe, but expired in Canada in 2006. Various method-of-use patents expire in 2014 and 2015. Novartis initiated litigation against Teva for infringement of the compound patent. In June 2007, Teva received tentative FDA approval for its generic version, but this does not impact on the validity of these patents. Novartis will continue to vigorously defend its intellectual property rights.

Contact lenses

Rembrandt Vision Technologies filed a patent infringement suit against CIBA Vision in October 2005. The asserted patent relates to the surface treatment of lenses and involves CIBA Vision’s O2OPTIX and NIGHT & DAY products. A so-called “Markman order” was issued by a Texas federal court.

5. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments, please consult note 33 in the Novartis 2006 Annual Report.

	H1 2007	H1 2006
	USD m	USD m

Net income from continuing operations under IFRS	4 035	3 437
US GAAP adjustments:
Available-for-sale securities	-15	-88
Inventory impairment reversal	-76	46
Intangible assets	-328	-369
Property, plant and equipment	3	30
Pensions and other post-employment benefits	-88	-85
Deferred taxes	99	-201
Share-based compensation	-1	-2
Currency translation		-3
Minority interests	-10	-15
Other	-58	-11
Net income from continuing operations under US GAAP	3 561	2 739
Net income from discontinuing operations under US GAAP	152	163
Net income under US GAAP	3 713	2 902

Basic earnings per share under US GAAP (USD)
– Total	1.59	1.24
– Continuing operations	1.52	1.17
– Discontinuing operations	0.07	0.07
Diluted earnings per share under US GAAP (USD)
– Total	1.58	1.23
– Continuing operations	1.51	1.16
– Discontinuing operations	0.07	0.07

	June 30, 2007 USD m	June 30, 2006 USD m

Equity under IFRS	43 664	37 164
US GAAP adjustments:
Available-for-sale securities	-35	-23
Inventory impairment reversal	-87	-78
Associated companies	-304	-303
Intangible assets	-2 132	2 681
Property, plant and equipment	-427	-398
Pensions and other post-employment benefits	13	2 606
Deferred taxes	313	-965
Share-based compensation	-98	-94
Minority interests	-179	-189
Net assets from discontinuing operations	2 851	-19
Other	51	22
Total US GAAP adjustments	-34	3 240
Equity under US GAAP	43 630	40 404

Supplementary information (unaudited)

Condensed consolidated change in liquidity

First half

	H1 2007	H1 2006	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	-1 203	-3 871	2 668
Change in marketable securities, financial debt and financial derivatives	644	-724	1 368
Change in net liquidity	-559	-4 595	4 036
Net liquidity at January 1	656	2 479	-1 823
Net liquidity/debt from continuing operations at June 30	97	-2 116	2 213
Net liquidity from discontinuing operations at June 30	-8		-8
Net liquidity/debt at June 30	89	-2 116	2 205

Second quarter

	Q2 2007	Q2 2006	Change
	USD m	USD m	USD m

Change in cash and cash equivalents	322	-4 024	4 346
Change in marketable securities, financial debt and financial derivatives	168	-1 115	1 283
Change in net liquidity	490	-5 139	5 629
Net liquidity at April 1	-393	3 023	-3 416
Net liquidity/debt from continuing operations at June 30	97	-2 116	2 213
Net liquidity from discontinuing operations at June 30	-8		-8
Net liquidity/debt at June 30	89	-2 116	2 205

Free cash flow

First half

	H1 2007	H1 2006	Change
	USD m	USD m	USD m

Cash flow from continuing operating activities	3 920	3 596	324
Purchase of property, plant & equipment	-1 145	-641	-504
Purchase of intangible and financial assets	-322	-473	151
Sale of property, plant & equipment, intangible and financial assets	256	171	85
Dividends	-2 598	-2 049	-549
Free cash flow from continuing operations	111	604	-493
Free cash flow from discontinuing operations	111	192	-81
Total free cash flow	222	796	-574

Second quarter

	Q2 2007	Q2 2006	Change
	USD m	USD m	USD m

Cash flow from continuing operating activities	1 869	1 584	285
Purchase of property, plant & equipment	-623	-346	-277
Purchase of intangible and financial assets	-210	-348	138
Sale of property, plant & equipment, intangible and financial assets	233	57	176
Dividends	-806	-644	-162
Free cash flow from continuing operations	463	303	160
Free cash flow from discontinuing operations	15	120	-105
Total free cash flow	478	423	55

Share information

	June 30, 2007	June 30, 2006

Number of shares outstanding (million)	2 334.9	2 346.9
Registered share price (CHF)	69.0	66.20
ADS price (USD)	56.07	53.92
Market capitalization (USD billion)	131.0	125.9
Market capitalization (CHF billion)	161.1	155.4

Impact of intangible asset charges and significant exceptional items – First half

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group

	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006	H1 2007	H1 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	3 620	3 303	7	-38	561	445	483	446	-239	-218	4 432	3 938	237	324	4 669	4 262
Recurring amortization	205	99	143	25	144	138	41	41	3	4	536	307	25	22	561	329
Impairments	14	7				39		1			14	47			14	47
Intangible asset charges	219	106	143	25	144	177	41	42	3	4	550	354	25	22	575	376
Impairment charges on property, plant & equipment		-2			18	7					18	5			18	5
Impact of increasing acquisition related inventory to selling price less distribution margin		44		23			3				3	67		3	3	70
Restructuring and acquisition related integration expenses, net		89	10	19	7	17	3				20	125			20	125
Exceptional restructuring and acquisition-related integration expenses, net		131	10	42	25	24	6				41	197		3	41	200
Exceptional gains from divesting subsidiaries and major products		-87										-87		-129		-216
Impairment of financial assets	3	19			10				4	2	17	21			17	21
Litigation and other settlements			-83								-83				-83
Suspension of Zelnorm	71										71				71
Tekturna inventory provision	-107										-107				-107
Other exceptional items	-33	19	-83		10				4	2	-102	21			-102	21
Operating income excluding the above items	3 806	3 472	77	29	740	646	530	488	-232	-212	4 921	4 423	262	220	5 183	4 643
Income from associated companies											192	105			192	105
Exceptional associated companies/ Chiron-related acquisition charges												53				53
Net financial income											67	54			67	54
Taxes (adjusted for above items)											-834	-839	-93	-82	-927	-921
Adjusted net income											4 346	3 796	169	138	4 515	3 934
Adjusted net income attributable to shareholders											4 336	3 781	169	138	4 505	3 919
Adjusted basic earnings per share											1.85	1.61	0.07	0.06	1.92	1.67

Impact of intangible asset charges and significant exceptional items – Second quarter

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group

	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006	Q2 2007	Q2 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 767	1 677	-20	-38	243	207	243	216	-136	-98	2 097	1 964	119	96	2 216	2 060
Recurring amortization	103	56	72	25	73	70	21	21	2	2	271	174	13	11	284	185
Impairments	6	3				39					6	42			6	42
Intangible asset charges	109	59	72	25	73	109	21	21	2	2	277	216	13	11	290	227
Impairment charges on property, plant & equipment		-1			18						18	-1			18	-1
Impact of increasing acquisition related inventory to selling price less distribution margin		44		23			3				3	67		3	3	70
Restructuring and acquisition related integration expenses, net		89	3	19		1	3				6	109			6	109
Exceptional restructuring and acquisition-related integration expenses, net		132	3	42	18	1	6				27	175		3	27	178
Impairment of financial assets	2	5			10						12	5			12	5
Litigation and other settlements			-16								-16				-16
Suspension of Zelnorm	19										19				19
Tekturna inventory provision
Other exceptional items	21	5	-16		10						15	5			15	5
Operating income excluding the above items	1 897	1 873	39	29	344	317	270	237	-134	-96	2 416	2 360	132	110	2 548	2 470
Income from associated companies											95	1			95	1
Exceptional associated companies/ Chiron-related acquisition charges												53				53
Net financial income											33	4			33	4
Taxes (adjusted for above items)											-394	-466	-50	-41	-444	-507
Adjusted net income											2 150	1 952	82	69	2 232	2 021
Net income attributable to shareholders											2 142	1 946	82	69	2 224	2 015
Adjusted basic earnings per share											0.92	0.83	0.03	0.03	0.95	0.86

Supplementary tables: First half 2007 net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co–Diovan	Hypertension	1 069	24	1 321	14	2 390	21	19
Gleevec/Glivec	Chronic myeloid leukemia	333	15	1 088	14	1 421	19	14
Zometa	Cancer complications	319	-9	317	9	636	1	-1
Lotrel	Hypertension	594	-8			594	-8	-8
Sandostatin (group)	Acromegaly	198	14	293	4	491	12	8
Neoral/Sandimmun	Transplantation	56	-11	401	-1	457	2	-2
Femara	Breast cancer	199	28	240	32	439	35	30
Lamisil (group)	Fungal infections	262	-10	170	-13	432	-11	-11
Trileptal	Epilepsy	300	12	96	8	396	13	11
Voltaren (group)	Inflammation/pain	2	-67	354	4	356	6	3
Top ten products total		3 332	7	4 280	10	7 612	11	9
Lescol	Cholesterol reduction	107	-11	232	-7	339	-5	-8
Exelon	Alzheimer’s disease	98	17	199	17	297	22	17
Tegretol (incl. CR/XR)	Epilepsy	63	7	141	1	204	6	3
Comtan/Stalevo (group)	Parkinson’s disease	87	19	113	26	200	27	23
Ritalin (group)	Attention deficit/Hyperactive disorder	157	29	36	5	193	25	24
Foradil	Asthma	10	43	170	2	180	10	4
Exjade (group)	Iron chelator	85	85	72		157	214	205
Miacalcic	Osteoporosis	78	-26	65	-15	143	-20	-22
Famvir	Viral infections	95	25	47	-15	142	11	9
TOBI(1)	Cystic fibrosis	85	193	49	228	134	205	202
Top 20 products total		4 197	10	5 404	10	9 601	13	10
Rest of portfolio		547	-20	1 840	13	2 387	6	3
Total Division sales		4 744	5	7 244	11	11 988	12	9

(1)    Acquired on April 20, 2006, through the purchase of Chiron

Supplementary tables: Second quarter 2007 net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies

Diovan/Co–Diovan	Hypertension	546	22	693	13	1 239	19	17
Gleevec/Glivec	Chronic myeloid leukemia	177	13	570	12	747	17	12
Zometa	Cancer complications	160	-4	162	9	322	5	2
Lotrel	Hypertension	241	-31			241	-31	-31
Sandostatin (group)	Acromegaly	103	21	150	3	253	13	0
Neoral/Sandimmun	Transplantation	26	-13	207	-3	233	-1	-4
Femara	Breast cancer	103	23	128	33	231	33	28
Lamisil (group)	Fungal infections	130	-24	95	-16	225	-20	-21
Trileptal	Epilepsy	150	6	49	4	199	7	5
Voltaren (group)	Inflammation/pain	0	-100	185	3	185	5	2
Top ten products total		1 636	0	2 239	9	3 875	7	5
Lescol	Cholesterol reduction	51	-12	117	-6	168	-6	-8
Exelon	Alzheimer’s disease	48	14	103	13	151	18	13
Tegretol (incl. CR/XR)	Epilepsy	31	0	74	4	105	7	3
Comtan/Stalevo (group)	Parkinson’s disease	45	22	61	29	106	31	26
Ritalin (group)	Attention deficit/Hyperactive disorder	72	20	20	6	92	19	17
Foradil	Asthma	4	33	88	10	92	19	12
Exjade (group)	Iron chelator	46	64	46	92	197	185
Miacalcic	Osteoporosis	37	-30	32	-19	69	-24	-26
Famvir	Viral infections	48	20	24	-17	72	7	4
TOBI(1)	Cystic fibrosis	41	41	24	61	65	48	48
Top 20 products total		2 059	2	2 828	9	4 887	9	6
Rest of portfolio		222	-44	956	14	1 178	-3	-6
Total Division sales		2 281	-6	3 784	10	6 065	6	4

(1) Acquired on April 20, 2006, through the purchase of Chiron

Pharmaceutical division: First half net sales by therapeutic area
(unaudited)

	H1 2007	H1 2006	% change
	USD m	USD m	USD

Cardiovascular
Diovan	2 390	1 983	21
Lotrel	594	643	-8
Other	40	4	900
Total strategic franchise products	3 024	2 630	15
Mature products	749	755	-1
Total Cardiovascular products	3 773	3 385	11

Oncology
Gleevec/Glivec	1 421	1 199	19
Zometa	636	627	1
Sandostatin (group)	491	439	12
Femara	439	326	35
Exjade	157	50	214
Other	138	147	-6
Total Oncology products	3 282	2 788	18

Neuroscience
Trileptal	396	352	13
Exelon	297	244	22
Tegretol	204	192	6
Comtan (group)	200	158	27
Ritalin (group)	193	155	25
Other	215	139	55
Total strategic franchise products	1 505	1 240	21
Mature products	210	222	-5
Total Neuroscience products	1 715	1 462	17

Respiratory
Foradil	180	164	10
TOBI(1)	134	44	205
Xolair	64	41	56
Other	40	34	18
Total strategic franchise products	418	283	48
Mature products	52	56	-7
Total Respiratory products	470	339	39

Ophthalmics/Dermatology/Gastrointestinal/Urinary (ODGU)
Lucentis	101	3
Elidel	94	91	3
Zelnorm/Zelmac	91	263	-65
Enablex/Emselex	81	47	72
Other	318	387	-18
Total strategic franchise products	685	791	-13
Mature products	488	540	-10
Total ODGU products	1 173	1 331	-12

Arthritis/Bone/Pain
Prexige	52	14	271
Other	5	1	400
Total strategic franchise products	57	15	280
Mature products (including Voltaren)	702	711	-1
Total Arthritis/Bone/Pain products	759	726	5

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	457	449	2
Other	202	148	36
Total strategic franchise products	659	597	10
Mature products	157	123	28
Total IDTI products	816	720	13

Total strategic franchise products	9 630	8 344	15
Total mature products	2 358	2 407	-2
Total division net sales	11 988	10 751	12

(1) Acquired on April 20, 2006, through the purchase of Chiron

Pharmaceutical division: Second quarter net sales by therapeutic area
(unaudited)

	Q2 2007	Q2 2006	% change
	USD m	USD m	USD

Cardiovascular
Diovan	1 239	1 044	19
Lotrel	241	348	-31
Other	24	2
Total strategic franchise products	1 504	1 394	8
Mature products	372	377	-1
Total Cardiovascular products	1 876	1 771	6

Oncology
Gleevec/Glivec	747	640	17
Zometa	322	308	5
Sandostatin (group)	253	223	13
Femara	231	174	33
Exjade	92	31	197
Other	69	84	-18
Total Oncology products	1 714	1 460	17

Neuroscience
Trileptal	199	186	7
Exelon	151	128	18
Tegretol	105	98	7
Comtan (group)	106	81	31
Ritalin (group)	92	77	19
Other	106	85	25
Total strategic franchise products	759	655	16
Mature products	107	114	-6
Total Neuroscience products	866	769	13

Respiratory
Foradil	92	77	19
TOBI(1)	65	44	48
Xolair	30	37	-19
Other	20	17	18
Total strategic franchise products	207	175	18
Mature products	23	27	-15
Total Respiratory products	230	202	14

Ophthalmics/Dermatology/Gastrointestinal/Urinary (ODGU)
Lucentis	72	2
Elidel	47	43	9
Zelnorm/Zelmac	-14	154
Enablex/Emselex	43	26	65
Other	161	199	-19
Total strategic franchise products	309	424	-27
Mature products	253	314	-19
Total ODGU products	562	738	-24

Arthritis/Bone/Pain
Prexige	31	9	244
Other	3	1	200
Total strategic franchise products	34	10	240
Mature products (including Voltaren)	358	366	-2
Total Arthritis/Bone/Pain products	392	376	4

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	233	235	-1
Other	110	82	34
Total strategic franchise products	343	317	8
Mature products	82	66	24
Total IDTI products	425	383	11

Total strategic franchise products	4 870	4 435	10
Total mature products	1 195	1 264	-5
Total division net sales	6 065	5 699	6

(1) Acquired on April 20, 2006, through the purchase of Chiron

Net sales by region (unaudited)

First half

	H1 2007	H1 2006	% change		H1 2007	H1 2006

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	4 744	4 510	5	5	40	42
Rest of world	7 244	6 241	16	11	60	58
Total	11 988	10 751	12	9	100	100

Vaccines and Diagnostics
US	146	46	217	217	30	36
Rest of world	336	81	315	298	70	64
Total	482	127	280	267	100	100

Sandoz
US	953	749	27	27	28	26
Rest of world	2 462	2 132	15	8	72	74
Total	3 415	2 881	19	13	100	100

Consumer Health(1)
US	1 799	1 761	2	2	44	47
Rest of world	2 257	1 963	15	9	56	53
Total	4 056	3 724	9	6	100	100

Group(1)
US	7 642	7 066	8	8	38	40
Rest of world	12 299	10 417	18	12	62	60
Total	19 941	17 483	14	11	100	100

(1) Includes both Consumer Health Division continuing and discontinuing operations

Net sales by region (unaudited)

Second quarter

	Q2 2007	Q2 2006	% change		Q2 2007	Q2 2006

	USD m	USD m	USD	local currencies	% of total	% of total

Pharmaceuticals
US	2 281	2 416	-6	-6	38	42
Rest of world	3 784	3 283	15	10	62	58
Total	6 065	5 699	6	4	100	100

Vaccines and Diagnostics
US	74	46	61	61	29	36
Rest of world	177	81	119	107	71	64
Total	251	127	98	90	100	100

Sandoz
US	479	378	27	26	28	26
Rest of world	1 240	1 072	16	8	72	74
Total	1 719	1 450	19	13	100	100

Consumer Health(1)
US	908	889	2	2	44	47
Rest of world	1 179	1 017	16	10	56	53
Total	2 087	1 906	9	6	100	100

Group(1)
US	3 742	3 729	0	0	37	41
Rest of world	6 380	5 453	17	11	63	59
Total	10 122	9 182	10	7	100	100

(1) Includes both Consumer Health Division continuing and discontinuing operations

Quarterly analysis

Key figures by quarter(1)

	Q2 2007	Q1 2007	Change
	USD m	USD m	USD m	%

Net sales	10 122	9 819	303	3
Operating income	2 216	2 453	-237	-10
Financial income	90	87	3	3
Interest expense	-57	-53	-4	8
Taxes	-328	-413	85	-21
Net income	2 016	2 171	-155	-7

(1) Includes both Consumer Health Division continuing and discontinuing operations

Net sales by region(1)

	Q2 2007	Q1 2007	Change
	USD m	USD m	USD m	%

US	3 742	3 900	-158	-4
Europe	4 010	3 808	202	5
Rest of world	2 370	2 111	259	12
Total	10 122	9 819	303	3

(1) Includes both Consumer Health Division continuing and discontinuing operations

Net sales by division

	Q2 2007	Q1 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	6 065	5 923	142	2
Vaccines and Diagnostics	251	231	20	9
Sandoz	1 719	1 696	23	1
Consumer Health continuing operations	1 365	1 278	87	7
Net sales from continuing operations	9 400	9 128	272	3
Consumer Health discontinuing operations	722	691	31	4
Total	10 122	9 819	303	3

Operating income by division

	Q2 2007	Q1 2007	Change
	USD m	USD m	USD m	%

Pharmaceuticals	1 767	1 853	-86	-5
Vaccines and Diagnostics	-20	27	-47	-174
Sandoz	243	318	-75	-24
Consumer Health continuing operations	243	240	3	1
Corporate income & expense, net	-136	-103	-33	32
Operating income from continuing operations	2 097	2 335	-238	-10
Consumer Health discontinuing operations	119	118	1	1
Total	2 216	2 453	-237	-10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 17, 2007	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting